Exhitbit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Cardiome Pharma Corp.

6190 Agronomy Rd, Suite 405

Vancouver, BC V6T 1Z3

2.	Date of Material Change

February 4, 2013

3.	News Release

February 4, 2013 - Vancouver, Canada

4.	Summary of Material Change

Cardiome Pharma Corp. announced the selection of Quintiles to provide comprehensive post-marketing lifecycle safety and global regulatory affairs services for BRINAVESS™.

5.	Full Description of Material Change

See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Name: Ms. Jennifer Archibald

Title: Chief Financial Officer

Phone No.: 604-677-6905

9.	Date of Report

February 4, 2013

Per:	“Jennifer Archibald”
Jennifer Archibald, Chief Financial Officer